

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 27, 2016

Ronald S. Tucker
Chief Executive Officer
Tensleep Financial Corporation
1623 Tradewinds Lane
Newport Beach, CA 92660

> **Re: Tensleep Financial Corporation**
> **Registration Statement on Form 1-A**
> **Filed November 30, 2016**
> **File No. 024-10648**

Dear Mr. Tucker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please amend your disclosure to accurately reflect the number of units and underlying shares you intend to issue in this Offering. In this regard, please also revise your intended strike prices of each warrant such that the information is consistent throughout the Statement. See cover page, pages 1 and 11, and the Exhibits for each warrant.

2. Revise the Offering Statement cover page (and item 4A of Part I) to include the shares of common stock issuable under the Units and the Warrants. Further, the aggregate price should be revised to include the proceeds to be received from the exercise of the warrants. See Note to Paragraph (a) of Regulation A, Rule 251. Make corresponding changes throughout the Registration Statement.

3. Noting the offering termination date of July 31, 2017, advise the Staff as to the exemptions from registration that you intend to rely upon for warrant exercises after the termination date. Additionally, please add a risk factor disclosing that unless there is an exemption or a current registration statement, warrant exercises will not be available.

The offering, page 1

4. Revise to delete references to brokers and dealers selling the offering, unless they are named and their compensation is disclosed. If, in the future, you should engage others to sell the offering, an amendment must be filed with the names of the selling agents and the corresponding compensation arrangements.

Management's Discussion of Business, page 13

5. Please provide the disclosures required by Item 9 of Form 1-A. In addition, please provide consideration of known trends and uncertainties relating to the Company's operations, profitability, and liquidity.

6. Please include a Plan of Operations and a Plan of Business for at least 12 months following the commencement of the Offering. Please also include a discussion relating to the Company's cash flow and anticipated capital needs following the Offering.

History and Business, page 5

7. Noting 15 million shares of common stock are outstanding, provide the Staff with a listing of all issuances, including the date of issuance, number of shares, price paid or consideration received, and the exemption from registration relied upon, for each issuance.

8. Please revise this section to include significant additional information regarding the Company's proposed business. A discussion should include but not be limited to:
   - The market and market area the company will operate in;
   - Details of the marketing plan;
   - The products to be offered, such as, commercial loans, commercial real estate loans, etc.
   - The loan sizes, LTV ratios required, appraisal policies and their independence, loan terms and fees charged;
   - Licensing requirements and regulatory environment both state and federal;
   - Lending personnel experience, credit analysis experience; and
   - Any other disclosures required by Item 7 of Form 1-A.

Commercial Loans, page 15

9. Please describe your criteria for electing participants to your loan program.

Use of Proceeds, page 17

10. Please provide a complete description of your intended use of proceeds. In this regard, we note your disclosure references that the Offering is intended to reduce debt and fund third party ventures for producing asset backed loans. Please describe these endeavors.

11. With regard to the consulting fees, please provide details to disclose who from EPIC will perform the consulting, what consulting services will be provided, whom will receive the consulting fees, what period is covered by the services, and where these expenses are located on the balance sheet and income statement.

Dilution, page 8

12. Please revise to use the appropriate amounts. In this regard, we note the tangible book value at 09/30/16 was $380,000, not $500,000. In addition, add a paragraph at the bottom of this section to disclose the dilution if all dilutive warrants were to be exercised.

Management, page 9

13. Revise to disclose the information required by Item 13 of Form 1-A. In this regard, briefly describe the transactions related to the consulting agreements, the investments held by the company and the dates and details of these transactions. In addition, if any shares are to be sold or exchanged with any affiliated parties, please disclose the details.

Exhibits

Bylaws

14. Noting the requirement for 3 directors, advise the Staff of the implications of not having 3 directors.

Subscription Agreement

15. The price listed is $20.00 while the Offering Statement indicates $25.00. Please revise.

Material Contracts

16. Revise to file as Exhibits the consulting agreements, as well as the stock option and incentive stock options plans. In addition, revise to file the agreements underlying the capital transactions in Note 2, and the Equity transactions in Note 4 to the financial statements.

<u>Legal Opinion</u>

17. Please revise to opine on the units, the warrants and the underlying common stock. See Staff Legal Bulletin 19 for details.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Steven Kim, Staff Accountant, at (202) 551-3291, or John Nolan, Senior Staff Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Katelyn Donovan, Staff Attorney, at (202) 551-8636, or me at (202) 551-3434 with any other questions.

                    Sincerely,

                    /s/ Michael R. Clampitt

                    Michael R. Clampitt
                    Senior Staff Attorney
                    Office of Financial Services